STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE
June 10, 2005
Corporate Office:	#SRU-10-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 3
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

SULPHIDES ENCOUNTERED DURING 2004 DRILLING SEASON ON M-ZONE AND
ON WYN DEVELOPMENTS INC.
OPTION PROPERTY

During the 2004 Phase II program, exploration was conducted on the east side of Ferguson Lake on Starfield Resources’ 100%-owned mineral claims and on optioned (Wyn Developments Inc.) mineral claims.

The 2004 Geotech VTEM helicopter-borne geophysical survey on the east side of the Lake successfully identified an extensive basin-like conductive feature between two continuous multi-kilometer-long, NE-trending, linear conductive targets confirming and extending earlier ground UTEM findings. “State-of-the-art” Crone Geophysics’ ground (SQUID) equipment was used to define drill targets on the option property and 100%-owned claims. Subsequently, five exploratory diamond drill holes were completed on the basin-like feature (M-Zone) and two exploratory diamond drill holes on the option property, known as Anomaly 51 Extension. Assays for the M-Zone are shown in Table I and assays for the option property are shown in Table II.

M-ZONE DISCUSSION

The modeled results of the first loop of the SQUID survey between lines 2300E and 3200E defined two conductive plates with a shallow dip to the north. A large conductive plate at about 200 meters depth extended across the survey area and was interpreted to coincide with the extensive VTEM anomaly while the second higher conductance plate was interpreted at 225 meters depth. This anomaly was tested by drill holes 04-206, 04-207 and 04-208.

The modeled results of the SQUID survey loop 2, extending from line 3200E to 4800E identified two targets. A relatively flat-lying conductor was located at the northern end of line 3600E. The southern anomalous region centered on line 4000E was interpreted as being the result of two separate plates with the lower showing the strongest conductance at about 80-90 meters in depth. The southern conductor was tested by drill holes 04-209 and 04-211.

Drill holes 04-206 and 04-209 were borehole surveyed using the Crone High Power Pulse EM System (PEM). Borehole data confirmed the modeled SQUID interpretation and the VTEM airborne target. The drilling helped to delineate a flat-lying, basin-shaped sulphide body which in some areas has underlying secondary plates of sulphide mineralization. In the area of holes 04-206 to 04-209, the sulphide mineralization was hosted in gabbroic rocks ranging in core length thickness from 35 to 44 meters. In the area of drill holes 04-209 and 04-211 the gabbro body was 8-9 meters in core thickness. M-Zone sulphide mineralization is characterized by stringer to semi-massive to massive sulphide.

It is important to note that in hole 04-206, a 1.50 -meter intercept of PGE-bearing, low-sulphide mineralization (0.83 g/t Pd and 0.83 g/t Pt) was intercepted at 266 meters where it lies between the two sulphide bodies or plates (see Table I). Gabbroic rocks on the east side of Ferguson Lake also show elevated palladium concentrations similar to the East-West striking gabbroic body hosting low sulphide PGE mineralization on the west side of Ferguson Lake.

TABLE I
M-ZONE SULPHIDE LENS(ES) ASSAY RESULTS: EAST SIDE FERGUSON LAKE
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co ppm (x.xxx%)	Pd g/t	Pt g/t	2 PGE*
04-206	-80°	25+00E/1+50N	262.63-264.63	2.00 (6.56)	0.200%	0.462%	0.075%	2.60	1.04	3.64
		(including	262.63-263.63	1.00 (3.28)	0.158%	0.680%	0.109%	4.04	0.53	4.57
		(and	263.63-264.63	1.00 (3.28)	0.242%	0.244%	0.040%	1.16	1.54	2.70
			266.00-267.50	1.50 (4.92)	687	738	132	0.83	0.73	1.56
			272.32-276.69	4.37 (14.34)	1.044%	0.511%	0.070%	1.46	0.13	1.59
		(including	272.32-274.58	2.26 (7.41)	1.040%	0.793%	0.109%	2.26	0.21	2.47
04-207	-60°	25+00E/1+50N	265.00-275.71	10.71 (35.14)	0.160%	0.121%	0.016%	0.33	0.07	0.40
		(including	267.00-269.00	2.00 (6.56)	0.326%	0.144%	0.018%	0.31	0.12	0.43
		(and	270.91-271.71	0.80 (2.62)	0.610%	0.606%	0.078%	1.55	0.15	1.70
04-208	-80°	26+00E/1+50N	254.65-260.95	6.30 (20.67)	0.472%	0.614%	0.075%	1.38	0.27	1.65
		(including	256.85-260.95	4.10 (13.45)	0.581%	0.758%	0.092%	1.72	0.38	2.10
		(and	257.85-259.85	2.00 (6.56)	0.580%	0.900%	0.111%	2.06	0.12	2.18
04-209	-70°	40+00E/4+50S	109.40-110.00	0.60 (1.97)	0.174%	0.533%	0.082%	1.04	0.18	1.22
			115.20-115.51	0.31 (1.02)	0.137%	0.473%	0.070%	0.95	0.23	1.18
			203.23-204.33	1.10 (3.61)	0.502%	0.466%	0.074%	0.87	0.10	0.97
04-211	-70°	43+00E/3+00S	113.10-113.93	0.83 (2.72)	0.111%	0.512%	0.079%	0.93	0.09	1.02
			117.33-117.73	0.40 (1.31)	0.060%	0.577%	0.084%	0.69	0.03	0.72
*2PGE=Pt+Pd

WYN DEVELOPMENTS OPTION PROPERTY DISCUSSION

The 2004 Geotech VTEM helicopter-borne survey delineated a continuous, 5-kilometer-long, near-surface conductive target (Anomaly 51 Extension) striking NE from the eastern shores of Ferguson Lake across Starfield’s 100%-owned claims and extending onto the JR1 option claim. As operator, Starfield undertook a SQUID ground geophysical survey extending from line 5000E to 5600E covering a portion of the VTEM anomaly located across the JR1 claim. The modeled conductor was interpreted to plunge to the West at about 25 degrees and it was tested by holes 04-212 and 04-213. Drill hole 04-212 was borehole surveyed using the PEM instrument and results confirmed the VTEM target and SQUID conductive target interpretation. Gabbro host rock intercepts in this area of Anomaly 51 Extension range from 4.8 to 6.5 meters in thickness and sulphide mineralization is characterized by stringer to semi-massive sulphides.

TABLE II
STARFIELD-WYN DEVELOPMENTS JR1 CLAIM SULPHIDE LENS(ES) ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co ppm (x.xxx%)	Pd g/t	Pt g/t	2 PGE*
04-212	-70°	52+00E/5+00N	134.90-135.90	1.00 (3.28)	0.523%	0.117%	0.018%	212ppb	6ppb	218ppb
			139.32-139.72	0.40 (1.31)	1012	4602	391	0.85	0.06	0.91
04-213	-70°	50+00E/4+50N	167.18-167.98	0.80 (2.62)	0.167%	0.444%	0.011%	1.07	0.63	1.70
			167.98-168.81	0.83 (2.72)	0.264%	0.766%	0.087%	1.05	0.04	1.09
			168.81-169.45	0.64 (2.10)	0.531%	0.173%	0.118%	0.64	0.06	0.70
			170.26-170.48	0.22 (0.72)	0.236%	0.606%	0.097%	0.84	0.05	0.89
*2PGE=Pt+Pd

The 2004 exploration program on the east side of Ferguson Lake confirmed that both airborne and ground geophysical survey conductive targets are a result of extensive magmatic sulphide mineralization ranging from flat-lying to steeper-dipping sheets or plates. Starfield plans to further drill test strong, near-surface, conductive targets to the east on both its 100%-owned and optioned property in 2005.

All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages (%). Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release.)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release